Ossen Innovation Announces Third Quarter 2011 Financial Results
Management to host conference call on Wednesday, November 16th at 9:00 am ET

SHANGHAI, November 15, 2011 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of galvanized pre-stressed steel wires used in the production of bridge cables as well as other pre-stressed steel materials, today announced financial results for the nine months ended September 30, 2011.

“The past couple of months have been challenging,” stated Dr. Liang Tang, Chairman of Ossen Innovation. “After the July railway accident in Wenzhou, almost all of the high-speed railway related projects have been halted, including those already in the middle of construction. In addition, the tightened credit environment in China as well as the funding difficulties faced by Ministry of Railways (MOR) have both impacted our business and our clients’ business. There have been signs of improvement these weeks, however, especially after the aid from central government to MOR. In the near term, our business growth would be adversely affected for the reasons mentioned and we expect that financial results of 2011 will be lower than our original guidance. But we remain confident and optimistic about the medium to long term market outlook.”

Financial Summary

(in millions except EPS)	Q3 2011	Q3 2010	Chg.	YTD 2011	YTD 2010	Chg.
Revenue	$31.1	$30.9	1%	$91.9	$89.6	3%
Gross Profit	$4.2	$7.2	-41%	$20.1	$18.8	7%
Net Income	$2.0	$4.5	-56%	$11.5	$11.6	-1%
EPS	$0.10	$0.30	-67%	$0.57	$0.77	-26%
Shares Outstanding(1)	20.0	15.0	33%	20.0	15.0	33%
(1) Includes five million shares issued through the Company’s initial public offering completed in December 2010.

Third Quarter 2011 Financial Results

Revenue was $31.1 million in the third quarter of 2011, up slightly from $30.9 million in the corresponding period a year ago. Sales of coated pre-stressed steel materials, including rare earth coated products, were $10.7 million, representing 34.4% of total sales for the three months ended September 30, 2011. This number was lower as compared to $17.8 million and 56.1% for the first quarter of 2011, $19.7 million and 68.0% for the second quarter of 2011, and $16.6 million and 53.8% for the third quarter of 2010. The main reason for the decline in revenue contribution from coated products was the suspension of bridge projects as part of the nation-wide MOR projects suspended during the third quarter.

Gross profit decreased by $3.0 million to $4.2 million, representing a 41% year-over-year decline. Consolidated gross margin fell from 23.2% to 13.6%. The primary causes of the declines in gross profit and gross margin were lower sales of higher margin coated products and lower pricing on select contracts in an effort to improve sales collection.

Gross margin for the third quarter of 2011 were 23.2% and 11.7% for coated pre-stressed steel products and for plain surface pre-stressed steel products, respectively.

Selling expenses increased 37% to $0.3 million from $0.2 million in the third quarter of 2010 due to higher salaries, marketing and transportation costs. General and administrative expenses increased approximately 29% to $0.3 million from the same period last year due to costs related to our being a public company. Operating income fell 46% to $3.6 million, with operating margin of 11.7% compared to $6.7 million and 21.8%, respectively, in the third quarter of 2010.

Net income attributable to controlling interest fell 56% to $2.0 million in the third quarter of 2011 from $4.5 million in the year-ago period. Earnings per share were $0.10 versus $0.30 a year ago, reflecting lower profits and an increase of 5 million shares outstanding year-over-year as a result of the December 2010 IPO.

Nine Months Ended September 30, 2011 Financial Results

Revenue for the nine months ended September 30, 2011 was $91.9 million, with $48.2 million or 52.5% generated from the sale of coated pre-stressed steel materials. This represented a slight increase over the $89.6 million of total revenue in the nine months ended September 30, 2010 and an increase of $0.5 million or 1.1% over the $47.7 million in sales of coated pre-stressed steel products during the same period of 2010. Within the $48.2 million sales of coated products, sales of rare earth coated products were $44.4 million.

Gross profit increased $1.3 million to $20.1 million in the first nine months of 2011, representing a gross margin of 21.9%, as compared to 21.0% in the same period of last year. Gross margin for rare earth coated products were 27.0% in the nine months ended September 30, 2011.

Operating expenses increased by $1.1 million in the first nine months of 2011 to $2.3 million. Selling expenses and general and administrative expenses were $0.8 million and $1.5 million, respectively. Operating income grew 1% to $17.8 million in the nine months ended September 30, 2011, with operating margin of 19.3%, as compared to 19.7% of the same period of last year.

Net income attributable to controlling interest dropped 1% to $11.5 million in the first nine months of 2011 from $11.6 million in the year-ago period. Earnings per share were $0.57 compared to $0.77 in the same period a year ago.

Balance Sheet and Cash Flows

Ossen had approximately $22.3 million of cash and restricted cash at September 30, 2011 compared to $26.1 million at December 31, 2010. Total accounts receivable and notes receivable increased from $31 million as of December 31, 2010 to $49 million as of September 30, 2011. The average accounts receivable days sales outstanding were 93 days in the first nine months of 2011.

In the third quarter of 2011, the Company generated approximately $5.5 million of cash flows from operations due to a reduction in advance to suppliers which was partially offset by higher accounts receivable and inventories.

The Company raised approximately $22 million from its IPO in December 2010. The funds are being used to fund its 30,000-ton rare earth coated production facility expansion. Through September 30, 2011, Ossen has spent $7.7 million for equipment purchases related to this project.

Financial Outlook for Year End 2011

Due to uncertainties surrounding the temporary suspension of all existing and new high speed railway projects in China by the Ministry of Railways and the tightened credit environment in China, Ossen will be suspending financial guidance for 2011. The Company will continue to communicate relevant news to investors as they occur.

Business Updates

Following a highly publicized high speed railway accident in Wenzhou in July 2011, the PRC Ministry of Railways (MOR) temporarily suspended activities for all existing and new high speed railway projects in China. In the meantime, MOR’s high debt ratio was disclosed and local banks tightened their lending policy towards the ministry afterwards. As a result, MOR was unable to honor its payables to suppliers and manufacturers who were working on the railway projects across the country. Ossen and its customers were among those who were impacted by the situation. As many MOR related projects previously awarded to Ossen included construction of bridges, our production of higher margin coated pre-stressed steel products declined significantly due to the suspension of such projects. In addition, MOR’s inability to make payment indirectly caused our increased receivables balance.

We have seen positive developments in response to MOR’s difficult situation recently. MOR’s approximate $4.7 billion (RMB30 billion) bond offering together with eased bank lending policy has allowed MOR to start paying back past dues for various projects. While there are still uncertainties involved, we remain cautiously optimistic that those halted projects will resume construction in the near future.

Ossen has maintained strong relationships with multiple large Chinese banks. The Company has been able to obtain bank financing to fund its working capital needs. On September 30, 2011, the Company had a balance of short term RMB borrowing of $44.2 million and does not expect difficulty to renew these loans under existing credit lines. However, the recent tightening of credit by Chinese banks has negatively impacted many of our clients, including the distributors we work with. As a result, the Company experienced longer receivable days in the third quarter compared with the previous two quarters and the same period of last year.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation Third Quarter 2011 Conference Call” or be prepared to utilize the conference ID.

Conference Call
Date:	Wednesday, November 16, 2011
Time:	9:00 am Eastern Time, US
Conference Line Dial-In (U.S.):	+1-718-354-1231
International Dial-In:	United States: +1-866-519-4004 China, Domestic Mobile: 4006208038 China, Domestic: 8008190121
Conference ID:	27941910 or “Ossen Innovation Third Quarter 2011 Conference Call”
Webcast link:	http://ir.osseninnovation.com
Replay:	Available From 11/16/2011 13:00 ET to 11/23/2011 23:59 ET Dial In # / US Toll Free 1-866-214-5335 International Dial In # 1-718-354-1232 Passcode: 27941910

Please dial in at least 10 minutes before the call to ensure timely participation. The conference call will be live webcast and also archived for 1 year on the Company’s IR website.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells galvanized pre-stressed steel wires used in the production of bridge cables as well as other pre-stressed materials. The Company's products are mainly used in the construction of bridges and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations
MZ North America
Ted Haberfield, President
Phone: +1-760-755-2716
Email: thaberfield@hcinternational.net
Web: www.mz-ir.com

 -- FINANCIAL TABLES --

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2011	2010
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$7,160,291	$12,322,982
Restricted cash	15,127,341	13,799,018
Notes receivable – bank acceptance notes	-	17,636,928
Accounts receivable, net of allowance for doubtful accounts of $38,572 and $37,347 at September 30, 2011 and December 31,2010, respectively	48,992,573	13,332,492
Inventories	24,129,115	27,949,781
Advance to suppliers	48,587,162	25,072,350
Other current assets	448,036	3,343,302
Notes receivable from related party – bank acceptance notes	-	3,024,895
Account receivable from related party	2,082,056	707,487
Total Current Assets	146,526,574	117,189,235
Property, plant and equipment, net	11,305,567	12,029,612
Land use rights, net	4,375,145	4,306,091
Prepayment for plant and equipment	7,810,303	7,562,237
TOTAL ASSETS	$170,017,589	$141,087,175

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$28,117,092	$26,014,096
Short-term bank loans	44,205,245	38,325,414
Accounts payable	4,628,338	2,493,665
Customer deposits	884,221	833,768
Income tax payable	407,328	662,585
Other payables and accrued expenses	112,599	94,510
Due to related party	2,811,709	-
Total Current Liabilities	81,166,532	68,424,038
TOTAL LIABILITIES	81,166,532	68,424,038

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued and outstanding as of September 30, 2011 and December 31, 2010, respectively	200,000	200,000
Additional paid-in capital	33,858,038	33,338,096
Statutory reserve	3,847,867	2,674,457
Retained earnings	36,198,336	25,887,113
Accumulated other comprehensive income	4,782,215	2,192,996
TOTAL SHAREHOLDERS’ EQUITY	78,886,456	64,292,662
Non-controlling interest	9,964,601	8,370,475
TOTAL EQUITY	88,851,057	72,663,137
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$170,017,589	$141,087,175

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,		FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	2011	2010	2011	2010

REVENUES	$31,084,373	$30,858,544	$91,866,308	$89,567,319
COST OF GOODS SOLD	26,867,212	23,696,304	71,793,245	70,798,025
GROSS PROFIT	4,217,161	7,162,240	20,073,063	18,769,294
Operating Expenses:
Selling expenses	251,721	183,924	809,683	379,630
General and administrative expenses	329,795	255,938	1,507,432	788,214
Total Operating Expenses	581,516	439,862	2,317,115	1,167,844
INCOME FROM OPERATIONS	3,635,645	6,722,378	17,755,948	17,601,450
Other Income (Expenses):
Financial expenses, net	(1,003,853)	(597,761)	(2,611,774)	(1,667,420)
Other income, net	15,006	56,660	85,692	153,380
INCOME BEFORE INCOME TAXES	2,646,798	6,181,277	15,229,866	16,087,410
INCOME TAXES	(374,377)	(829,443)	(2,151,107)	(2,200,041)
NET INCOME	2,272,421	5,351,834	13,078,759	13,887,369
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	272,679	854,324	1,594,126	2,284,353
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	1,999,742	4,497,510	11,484,633	11,603,016
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain, net of tax	791,458	546,806	2,589,219	664,342
TOTAL OTHER COMPREHENSIVE INCOME	791,458	546,806	2,589,219	664,342
COMPREHENSIVE INCOME	2,791,200	5,044,316	14,073,852	12,267,358
EARNINGS PER ORDINARY SHARE Basic and diluted	$0.10	$0.30	$0.57	$0.77
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING Basic and diluted	$20,000,000	$15,000,000	$20,000,000	$15,000,000

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$13,078,759	$13,887,369
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	1,566,548	1,191,874
Share-based compensation expense	78,987	-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(35,660,081)	(4,474,523)
Inventories	3,820,667	(2,707,409)
Advance to suppliers	(23,514,812)	(13,158,315)
Other current assets	2,895,266	234,030
Notes receivable - bank acceptance notes	17,636,928	150,208
Notes receivable from related party - bank acceptance notes	3,024,895	1,828,234
Due from and advance to related party	-	(9,416,442)
Account receivable from related party	(1,374,570)	(13,763,159)
Increase (Decrease) In:
Accounts payable	2,134,674	4,887,549
Customer deposits	50,453	58,379
Income tax payable	(255,258)	694,671
Other payables and accrued expenses	18,089	352,877
Due to related party	2,811,709	-
Net cash used in operating activities	(13,687,746)	(20,234,657)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(154,820)	(98,911)
Net cash used in investing activities	(154,820)	(98,911)

	Nine Months Ended September 30,
	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase)/Decrease in restricted cash	(1,328,323)	(2,442,459)
Proceeds from short-term bank loans	57,482,746	46,283,696
Repayments of short-term bank loans	(51,602,914)	(32,368,643)
Proceeds from notes payable-bank acceptance notes	34,833,953	35,839,148
Repayment of notes payable-bank acceptance notes	(32,730,957)	(30,950,222)
.IPO compensation	440,955	-
Net cash provided by financing activities	7,095,460	16,361,520

DECREASE IN CASH AND CASH EQUIVALENTS	(6,747,106)	(3,972,048)
Effect of exchange rate changes on cash	1,584,415	490,614
Cash and cash equivalents at beginning of period	12,322,982	8,409,467
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,160,291	$4,928,033

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$2,424,113	$1,579,104
Interest paid	$2,177,824	$1,363,682
Non-cash transactions:
Appropriation to statutory reserve	$1,173,410	$1,160,331

	Three Months Ended September 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,272,421	$5,351,834
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	678,860	464,281
Share-based compensation expense	26,618	-
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(17,262,055)	14,150,210
Inventories	(3,870,017)	2,188,821
Advance to suppliers	23,912,632	(15,049,191)
Other current assets	(307,780)	(64,407)
Due from and advance to related party	-	(1,105,099)
Account receivable from related party	(1,025,603)	(13,763,159)
Increase (Decrease) In:
Accounts payable	4,103,291	4,397,005
Customer deposits	(5,365,525)	(1,182,695)
Income tax payable	(331,398)	(83,214)
Other payables and accrued expenses	(161,436)	372,607
Due to related party	2,811,709	-
Net cash provided by (used in) operating activities	5,481,717	(4,323,007)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(27,360)	(2,025)
Net cash used in investing activities	(27,360)	(2,025)

CASH FLOWS FROM FINANCING ACTIVITIES:
(Increase)/Decrease in restricted cash	(1,526,634)	(2,116,967)
Proceeds from short-term bank loans	18,497,612	16,468,462
Repayments of short-term bank loans	(23,642,600)	(11,480,682)
Proceeds from notes payable-bank acceptance notes	8,843,854	13,808,187
Repayment of notes payable-bank acceptance notes	(6,716,861)	(11,205,297)
.IPO compensation	-
Net cash provided by (used in) financing activities	(4,544,629)	5,473,703

DECREASE IN CASH AND CASH EQUIVALENTS	909,728	1,148,671
Effect of exchange rate changes on cash	485,796	319,019
Cash and cash equivalents at beginning of period	5,764,767	3,460,342
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,160,291	$4,928,032

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$707,589	$786,330
Interest paid	$841,232	$517,068
Non-cash transactions:
Appropriation to statutory reserve	$230,030	$204,577

RELATED PARTY TRANSACTIONS

(a)  Names and Relationship of Related Parties:

Existing Relationship with the Company
Dr. Tang	Chairman and controlling shareholder of the Company
Shanghai Zhengfangxing Steel Co., Ltd. (“SZS”)	Under common control of Dr. Tang
Shanghai Ossen Investment Co., Ltd. (“SOI”)	Under common control of Dr. Tang
Shanghai Ossen Investment Holdings (Group) Co., Ltd. (“Ossen Shanghai)	Dr. Tang is the President
Shanghai Zhaoyang New Metal Material Co., Ltd. (“Zhaoyang”)	Zhaoyang owns a 30% interest in Ossen Shanghai
Shanghai Pujiang Cable Co., Ltd. (“Shanghai Pujiang”)	Subsidiary of Ossen Shanghai since September 2010

(b)  Summary of Balances with Related Party:

	September 30,	December 31,
	2011	2010
	(unaudited)
Notes receivable from related party:
SZS, due April 20, 2011, subsequently settled on due date	$-	$1,512,448
SZS, due February 15, 2011, subsequently settled on due date	-	1,512,447
	$-	$3,024,895

The interest-free, unsecured notes were provided to a related party to assist with their working capital need.

	September 30,	December 31,
	2011	2010
	(unaudited)
Account receivable from related party:
Zhaoyang	$1,136,439	$-
Shanghai Pujiang	945,617	707,487
	$2,082,056	$707,487

Zhaoyang and Shanghai Pujiang are customers of the Company. The balance of account receivable from related party arises from the sales of our products to Zhaoyang and Shanghai Pujiang. The balance of account receivable from related party was all collected subsequently.

	September 30,	December 31,
	2011	2010
	(unaudited)
Due to related party:
SZS	$2,811,709	$-

SZS is a supplier of the Company. The balance of due to related party at September 30, 2011 represents the account payable to SZS for the purchase of raw materials.